Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The following is a blog post published on the website Medium on May 17, 2021.

The Future of Manufacturing is Bright — and It’s Here

By Lior Susan

Manufacturing accounts for more than one-tenth of total output in the United States. In dollars, that’s more than $2.3 trillion, according to the most recent study by the National Association of Manufacturers.

An industry this critical to our country cannot continue to operate as it has in the past. The modernization of manufacturing — for the sake of resilience against disrupting forces in the macro environment, and ensuring national economic security — is a priority from the White House on down. The American Jobs Plan proposed by President Biden calls for a $300 billion investment to revitalize U.S. manufacturing and strengthen the sector’s supply chain.

But modernization isn’t just about adding more robots. Automation has been a fixture in factories for decades, and newer hardware alone isn’t the silver bullet. The true digital transformation of manufacturing, throughout the sector, will require a more comprehensive solution built by innovators with a deep understanding of the industry and its needs.

That’s why we helped form the company Bright Machines in 2018. We believe its advanced automation is the realization of Industry 4.0. By applying computer vision, machine learning, 3D simulation and adaptive factory robotics, Bright Machines changes the scalability, resiliency and economics of manufacturing.

Companies that make everything from single-cup coffee makers and medical test kits to intricate infotainment consoles for automobiles are using Bright Machines microfactories today to automate operations and manage them with intelligent data and software.

Bright Machines’ growth over the past three years has been incredibly inspiring. And yet, this is just the start: Today, the company now sets out on the path to go public through a definitive business combination agreement announced by SCVX, a special purpose acquisition company (NYSE: SCVX).

We founded Eclipse in 2015 with the understanding that our most essential, old-line industries needed to be modernized. Manufacturing needed it the most. As consumer demand grew for more personalization in products — think about all the combinations of amenities you can request when you buy a new car — industry-standard automation remained stuck in the 20th century. Existing robotic systems were rigidly designed to assemble high volumes of identical products, making them unable to keep up with the mid- and low-volume runs needed to give customers all the product options they’re accustomed to today.

This became clear as I walked the factory floors in China while working at the contract-manufacturing giant Flex. As head of its internal accelerator and venture capital arm, I spent months in the Flex factory understanding the operations and intricacies of the 80,000 -person facility.

From that experience, I learned that the key to making automation more flexible was to innovate on several fronts: widen the range of tasks these robots could perform, ensure they are precise, and most importantly, make line changeovers as easy as a few taps on a screen. So, in addition to leveraging advanced robotics and computer vision, software had to be central. Matching the agility of humans requires a combination of advanced technologies.

That’s why, when we founded Eclipse, the need to bring the digital innovation occurring across the online world to our offline, physical-world industries became a core thesis. And this is what led us to partner with a group of world-class software and manufacturing veterans who saw an opportunity to transform manufacturing by taking a software-first approach to building products. The result of this partnership was Bright Machines.

Since then, the company has grown to more than 500 employees worldwide, with R&D centers in the United States and Israel and additional field operations in the U.S., Mexico, China and Poland.

In addition to its full-stack approach, another part of Bright Machines’ success was its credibility right out the gate. Bright Machines launched having already produced millions of electronic and automotive systems a month, while still within Flex, for more than a dozen of the world’s largest brands. In an industry as complex and entrenched as manufacturing, you need that kind of track record to convince incumbents that your solution is better than the one that’s been deeply woven into their workflow for years.

The final element that we believe contributed to success was the leadership team we assembled, bringing industry veterans together with business visionaries who understood the trajectory of today’s technologies. The company has this in Amar Hanspal, the former co-CEO and chief product officer at software giant Autodesk. Amar was the leader who drove Autodesk’s shift from boxed, desktop software to cloud-based SaaS.

Along with Amar and myself, the current board represents the strategic corners of the manufacturing industry at high levels: former Autodesk President and CEO Carl Bass, an expert in manufacturing and design software; Seagate Executive Chairman Steve Luczo, who understands first-hand the complexities of software, manufacturing and logistics; and Glenda Dorchak, whose business leadership includes previous roles as CEO for three technology companies and as a current board member for ANSYS, Mellanox, Global Foundries and other companies.

As Co-Founder and CEO of Bright Machines, Amar thinks deeply about the future of manufacturing and its impact on society. You can see this in his regular contributions to Forbes. At the end of 2020, he wrote, “If there were a year to push the industry forward towards progress, this was it.” The complete shutdown of Chinese factories at the onset of Covid-19 revealed the danger of the world’s overreliance on a single region for all manufacturing. In the months ahead, the safety measures that forced factories to reduce employee headcounts on the floor renewed interest in automation. And the unavailability of goods due to supply-chain disruptions half a world away underscored the importance of manufacturing products as close to the buyer as possible.

Meanwhile, the turbulent geopolitical landscape over the past few years — threatening to spark tariff wars — also made a case for reshoring manufacturing. Add to that the persistent labor shortage in the industry due to its aging workforce and other factors.

We believe Bright Machines has the solution to mitigate these challenges and make manufacturing more resilient against future crises, natural or manmade.

We stand proud as founding partners and are excited for the next chapter in the company's incredible journey – because we know its future is right there in its name.

Follow Eclipse Ventures here on Medium, as well as on LinkedIn. We publish new articles frequently!

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.